UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                              SEC FILE NUMBER
                                 FORM 12b-25                  000-13225
                                                              ---------------
                                                              CUSIP NUMBER
                          NOTIFICATION OF LATE FILING         91828K 10 4
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 (Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
                [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended:             June 30, 2003
                        -------------------------------------
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: ______________________
 ____________________________________________________________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
 ____________________________________________________________________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ____________________________________________________________________________

 PART I - REGISTRANT INFORMATION
 ____________________________________________________________________________

      Full Name of Registrant:         VPGI Corp.
                                       --------------------------------------
      Former Name if Applicable:       uniView Technologies Corporation
                                       --------------------------------------
      Address of Principal Executive 17300 North Dallas Parkway, Suite 2050 Office (Street and Number): --------------------------------------
      (City, State and Zip Code):      Dallas, Texas 75248
                                       --------------------------------------
 ____________________________________________________________________________

 PART II - RULES 12b-25 (b) AND (c)
 ____________________________________________________________________________

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X] (c) The accountant's  statement or  other  exhibit required by Rule 12b-
         25(c) has been attached if applicable.

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 ____________________________________________________________________________

 PART III - NARRATIVE
 ____________________________________________________________________________

 State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The delay is necessary to allow additional time for the Registrant to finish accounting for a change of redeemable preferred stock to equity and to reconcile the accounting for discontinued operations.

 (Attach Extra Sheets if Needed)
 ____________________________________________________________________________

 PART IV - OTHER INFORMATION
 ____________________________________________________________________________

 (1) Name and telephone number of person to contact in regard to this notification

      Billy J. Robinson            972                       674-9015
      -----------------        -----------              ------------------
           (Name)              (Area Code)              (Telephone Number)

 (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed?  If answer is no, identify report(s).    [X] Yes   [  ] No
   _________________________________________________________________________

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?  [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant discontinued all operations in December 2002 and its current earnings statements will reflect significant changes in results of operations from the corresponding period for the last fiscal year. Registrant expects to report revenues of approximately $626,000 for the current period, as compared to revenues of approximately $5.37 million for the same period last year, during which time Registrant was still engaged in ongoing operations.
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                                  VPGI Corp.
                 --------------------------------------------
                 (Name of Registrant as specified in charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:  September 30, 2003     By:  /s/ Patrick A. Custer
                               --------------------------
                               Patrick A. Custer, CEO

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
 ____________________________________________________________________________
                                  ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
 ____________________________________________________________________________


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